Exhibit 10.5

DESIGN THERAPEUTICS, INC.

March 1, 2020

Pratik Shah, Ph.D.

Re:	Offer of Employment

Dear Pratik:

Design Therapeutics, Inc. (the “Company”) is pleased to offer you at-will employment in the position of Executive Chairperson on the terms and conditions set forth in this letter agreement (the “Agreement”).

1.    Employment by the Company. Your employment with the Company shall begin on the later of March 1, 2020 or the date on which the Company consummates an equity financing with total proceeds to the Company of not less than $8,000,000 (such actual date your employment begins, the “Start Date”). This is an exempt position, and during your employment with the Company, you will devote your best efforts and substantially all of your business time and attention to the business of the Company, except for approved vacation periods and reasonable periods of illness or other incapacities permitted by the Company’s general employment policies. You shall perform such duties as are required by the Company’s Board of Directors (the “Board”), to whom you will report. Your primary work location shall be the Company’s office located in Solana Beach, California. The Company reserves the right to reasonably require you to perform your duties at places other than your primary office location from time to time, and to require reasonable business travel. The Company may modify your job title and duties as it deems necessary and appropriate in light of the Company’s needs and interests from time to time.

2.    Compensation.

2.1    Base Salary. For services to be rendered hereunder, you shall receive a base salary at the rate of $300,000 per year (the “Base Salary”), subject to standard payroll deductions and withholdings and payable in accordance with the Company’s regular payroll schedule.

2.2    Annual Bonus. You will be eligible for an annual discretionary bonus with a target amount of 50% of your then current annual Base Salary, prorated for the number of days employed in a calendar year (the “Annual Bonus”). Whether you receive an Annual Bonus for any given year, and the amount of any such Annual Bonus, will be determined by the Board in its discretion based upon the achievement of corporate and/or individual objectives and milestones that are determined in the sole discretion of the Board. You must continue to be employed through the date the Annual Bonus is paid in order to earn such bonus. The Annual Bonus, if earned, shall be paid to you in a lump sum no later than March 15th of the calendar year that follows the performance year, subject to applicable payroll deductions and withholdings.

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3.    Reasonable Business Expenses. You will be eligible for reimbursement of all reasonable, necessary and documented out-of-pocket business, entertainment, and travel expenses incurred by you in connection with the performance of your duties hereunder in accordance with the Company’s expense reimbursement policies and procedures.

4.    Company Policies; Standard Company Benefits. The employment relationship between the parties shall be governed by the general employment policies and practices of the Company, except that when the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control. You shall be entitled to participate in all employee benefit programs for which you are eligible under the terms and conditions of the benefit plans that may be in effect from time to time and provided by the Company to its employees. The Company reserves the right to cancel or change the benefit plans or programs it offers to its employees at any time.

5.    At-Will Employment. Your employment relationship is at-will. Either you or the Company may terminate the employment relationship at any time, with or without cause or advance notice.

6.    Termination; Severance.

6.1    Involuntary Termination. If you are subject to an Involuntary Termination, and provided that you remain in compliance with the terms of this Agreement (including the conditions described in Section 6.3 below), the Company shall provide you with the following severance benefits:

(a)    Cash Severance. The Company shall pay you, as severance, the equivalent of twelve (12) months (the “Severance Period”) of your Base Salary in effect as of the date of your employment termination, subject to standard payroll deductions and withholdings (the “Severance”). The Severance will be paid as a continuation on the Company’s regular payroll, beginning no later than the first regularly-scheduled payroll date following the sixtieth (60th) day after your Separation from Service, provided the Separation Agreement (as defined in Section 6.3) has become effective.

(b)    Payment of Continued Group Health Plan Benefits. If you are eligible for and timely elect continued group health plan coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 or any state law of similar effect (“COBRA”) following your Involuntary Termination, the Company will pay your COBRA group health insurance premiums for you and your eligible dependents directly to the insurer until the earliest of (A) the end of the period immediately following your Involuntary Termination that is equal to the Severance Period (the “COBRA Payment Period”), (B) the expiration of your eligibility for continuation coverage under COBRA, or (C) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. For purposes of this Section, references to COBRA premiums shall not include any amounts payable by you under a Section 125 health care reimbursement plan under the Code. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that it cannot pay the COBRA premiums without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then regardless of whether you elect continued health coverage under COBRA, and in lieu of providing the COBRA premiums, the

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Company will instead pay you on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings (such amount, the “Special Severance Payment”), which payments shall continue until the earlier of expiration of the COBRA Payment Period or the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. On the first payroll date following the effectiveness of the Separation Agreement, the Company will make the first payment to the insurer under this clause (and, in the case of the Special Severance Payment, such payment will be to you, in a lump sum) equal to the aggregate amount of payments that the Company would have paid through such date had such payments instead commenced on the date of your Involuntary Termination, with the balance of the payments paid thereafter on the schedule described above. If you become eligible for coverage under another employer’s group health plan, you must immediately notify the Company of such event, and all payments and obligations under this subsection shall cease.

6.2    Termination for Cause; Resignation Without Good Reason; Death or Disability. If you resign without Good Reason, or the Company terminates your employment for Cause (as defined in the Company’s 2018 Equity Incentive Plan), upon dissolution or cessation of the Company, or upon your death or disability, then (a) all payments of compensation by the Company to you hereunder will terminate immediately (except as to amounts already earned), and (b) you will not be entitled to any Severance Benefits.

6.3    Conditions to Receipt of Severance Benefits. The receipt of the Severance Benefits will be subject to you signing and not revoking a separation agreement and release of claims in a form reasonably satisfactory to the Company (the “Separation Agreement”) by no later than the sixtieth (60th) day after your employment termination (“Release Deadline”). No Severance Benefits will be paid or provided until the Separation Agreement becomes effective. You shall also resign from all positions and terminate any relationships as an employee, advisor, officer or director with the Company and any of its affiliates, each effective on the date of termination.

7.    Definitions.

7.1    Code. For purposes of this Agreement, “Code” means the U.S. Internal Revenue Code of 1986 (as it has been and may be amended from time to time) and any regulations and guidance that has been promulgated or may be promulgated from time to time thereunder and any state law of similar effect.

7.2    Good Reason. For purposes of this Agreement, you shall have “Good Reason” for resignation from employment with the Company if any of the following actions are taken by the Company without your prior written consent: (a) a material reduction in your Base Salary, which the parties agree is a reduction of at least 10% of your Base Salary (unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated employees); (b) a material reduction in your duties (including responsibilities and/or authorities), provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless your new duties are materially reduced from the prior duties; or (c) relocation of your principal place of employment to a place that increases your one-way commute by more than fifty (50) miles as compared to your then-current principal place of employment immediately prior to such relocation. In order to resign for Good Reason, you must

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provide written notice to the Company’s CEO within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, allow the Company at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, you must resign from all positions you then hold with the Company not later than 90 days after the expiration of the cure period.

7.3    Involuntary Termination. For purposes of this Agreement, “Involuntary Termination” means a termination of your employment with the Company pursuant to either (i) a termination initiated by the Company without Cause, or (ii) your resignation for Good Reason, and provided in either case such termination constitutes a Separation from Service. An Involuntary Termination does not include any other termination of your employment, including a termination due to your death or disability.

7.4    Separation from Service. For purposes of this Agreement, “Separation from Service” means a “separation from service”, as defined under Treasury Regulation Section 1.409A-1(h).

8.    Proprietary Information Obligations. As a condition of employment, you shall execute and abide by the Company’s standard form of Proprietary Information and Inventions Assignment Agreement, attached as Exhibit A. In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

9.    Section 409A. It is intended that all of the severance benefits and other payments payable under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations Sections 1.409A 1(b)(4), 1.409A 1(b)(5) and 1.409A 1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent no so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A. For all purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulations Sections 1.409A 2(b)(2)(i) and (iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation,” then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the first date

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following expiration of the six-month period following the date of your Separation from Service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred. If the severance benefits are not covered by one or more exemptions from the application of Section 409A and the Release Deadline occurs in the calendar year following the calendar year of your Separation from Service, the Separation Agreement will not be deemed effective any earlier than the Release Deadline for purposes of determining the timing of provision of any severance benefits.

10.    Section 280G.

If any payment or benefit (including payments and benefits pursuant to this Agreement) you would receive in connection with the Merger from the Company or otherwise (each, a “Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall pay and you shall be entitled to receive an additional payment (the “Gross-Up Payment”) from the Company in an amount that, after the payment of all taxes (including, without limitation, (i) any income or employment taxes, (ii) any interest or penalties imposed with respect to such taxes, and (iii) any additional excise tax imposed by Section 4999 of the Code) on the Gross-Up Payment, you shall retain, in addition to the Payments, an amount equal to the full Excise Tax.

All determinations required to be made under this Agreement, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the change in control transaction triggering the Payment (the “Accounting Firm”).

The Company will withhold and pay over to you, or to the Internal Revenue Service (“IRS”) and any state or local taxing authority (together with the IRS, a “Taxing Authority”) on your behalf, as applicable, an amount equal to the Gross-Up Payment in addition to any other amounts required to be withheld and paid over to any Taxing Authority in respect of any Payments, in each case as permitted under the applicable Treasury regulations. Such payment shall be made on or before the due date of the relevant taxes.

If the initial determination of the Accounting Firm is later determined to be incorrect, the Excise Tax will be redetermined by the Accounting Firm in accordance with the applicable Treasury regulations, and the amount of the Gross-Up Payment payable to you or to any Taxing Authority on your behalf will be redetermined by the Accounting Firm. In such event, the Company shall pay to you or to the relevant Taxing Authority on your behalf any resulting underpayment, or you shall return to the Company any resulting overpayment that is paid to you thereafter by any Taxing Authority. Except as hereinafter set forth in the case of a claim made by a Taxing Authority, any determination (or redetermination, if applicable) by the Accounting Firm of the amount of the Gross-Up Payment shall be binding upon the Company and you, and you

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agree that, absent manifest error, you shall file all tax returns in respect of the relevant tax years consistently with such determination (or redetermination, if applicable).

For purposes of determining the amount of the Gross-Up Payment, you shall be deemed to have: (x) paid federal income taxes at the highest marginal rate of federal income and employment taxation applicable to you for the calendar year in which the Gross-Up Payment is to be made, and (y) paid applicable state and local income taxes at the highest rate of taxation applicable to you for the calendar year in which the Gross-Up Payment is to be made (based on the state in which you reside at the relevant time), net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

You are required to notify the Company of any written claim by any Taxing Authority that, if successful, would require you to pay an initial or any additional Excise Tax and/or other taxes on any Gross-Up Payment such that your aggregate liability for all Excise Taxes together with all other taxes on any Gross-Up Payment would exceed any Gross-Up Payment previously determined by the Accounting Firm to be due and that was paid to you or to any Taxing Authority on your behalf. Such notification shall be given to the Company as soon as practicable, but in any event no later than twenty (20) business days after you are given notice in writing of such claim by the Taxing Authority. You are required to provide the Company a copy of the notice of claim by the Taxing Authority and the date set forth in the claim that the Taxing Authority specifies as the due date for payment of such claim. You may not pay such claim prior to the expiration of the thirty (30) day period following the date on which you give such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company does not notify you in writing prior to the expiration of such thirty (30) day period that the Company desires to contest such claim, the Company shall, within fifteen (15) business days after the expiration of such thirty (30) day period, pay to you or to any Taxing Authority on your behalf the amount claimed to be due by the Taxing Authority, grossed up as an additional Gross-Up Payment in accordance with the methodology applicable to the determination of the initial Gross-Up Payment set forth above, such that, on an after-tax basis you are held harmless for any Excise Tax or any other tax (including interest or penalties thereon) imposed with respect to the payment required to be made by the Company to you or to any Taxing Authority on your behalf pursuant to this sentence.

If the Company notifies you in writing prior to the expiration of such thirty (30) day period that the Company desires that you contest such claim with the Taxing Authority, you must (i) give the Company any information reasonably requested by the Company relating to such claim, (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, (iii) cooperate with the Company in good faith in order effectively to contest such claim and (iv) permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including additional taxes, interest and penalties and reasonable professional fees) incurred in connection with such contest, and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax or any other tax (including interest or penalties thereon) imposed and any such costs and expenses incurred by you as a result of such contest.

Without limitation of the foregoing provisions of this Agreement, the Company shall control all proceedings taken in connection with such contest, and, at its sole discretion, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the

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Taxing Authority in respect of such claim and may, at its sole discretion, either direct you to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that (A) if the Company directs you to pay such claim and sue for a refund, the Company shall advance the amount of such payment to you, on an interest-free basis, and shall indemnify and hold you harmless, on an after-tax basis, from any Excise Tax or income or employment tax (including interest or penalties thereon) imposed with respect to such advance, including any forgiveness thereof, or with respect to any imputed income in connection with such advance and (B) if such contest results in any extension of the statute of limitations relating to payment of taxes for your taxable year with respect to which such contested amount is claimed to be due, such extension must be limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder, and you are entitled to settle or contest, as the case may be, any other issue raised by the Taxing Authority.

If, after your receipt of an amount advanced by the Company pursuant to this Agreement, you become entitled to receive any refund with respect to such claim, you must (subject to the other provisions of this Agreement) promptly pay to the Company the amount of such refund received (together with any interest paid or credited thereon by the Taxing Authority after taxes applicable thereto). If, after your receipt of an amount advanced by the Company pursuant to this Agreement, a determination is made that you are not entitled to any refund with respect to such claim and the Company does not notify you in writing of its desire that you contest such denial of refund prior to the expiration of the thirty (30) day period after such determination, then you shall not be required to repay any amount of such advance or any taxes paid by the Company with respect thereto.

For the avoidance of doubt, it is intended that the Gross-Up Payment satisfy the exemption from the application of Section 409A of the Code provided for under Treasury Regulations Section 1.409A-1(b)(4).

11.    Arbitration of All Disputes.

11.1    Agreement to Arbitrate. To ensure the timely and economical resolution of disputes that may arise between you and the Company, both you and the Company mutually agree that pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by applicable law, you and the Company will submit solely to final, binding and confidential arbitration any and all disputes, claims, or causes of action arising from or relating to: (i) the negotiation, execution, interpretation, performance, breach or enforcement of this Agreement; or (ii) your employment with the Company (including but not limited to all statutory claims); or (iii) the termination of your employment with the Company (including but not limited to all statutory claims). BY AGREEING TO THIS ARBITRATION PROCEDURE, BOTH YOU AND THE COMPANY WAIVE THE RIGHT TO RESOLVE ANY SUCH DISPUTES THROUGH A TRIAL BY JURY OR JUDGE OR THROUGH AN ADMINISTRATIVE PROCEEDING.

11.2    Arbitrator Authority. The arbitrator shall have the sole and exclusive authority to determine whether a dispute, claim or cause of action is subject to arbitration under

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this Section and to determine any procedural questions which grow out of such disputes, claims or causes of action and bear on their final disposition.

11.3    Individual Capacity Only. All claims, disputes, or causes of action under this Section, whether by you or the Company, must be brought solely in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences in this Section are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration.

11.4    Arbitration Process. Any arbitration proceeding under this Section shall be presided over by a single arbitrator and conducted by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) in San Diego, California, or as otherwise agreed to by you and the Company, under the then applicable JAMS rules for the resolution of employment disputes (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/). You and the Company both have the right to be represented by legal counsel at any arbitration proceeding, at each party’s own expense. The Arbitrator shall: (i) have the authority to compel adequate discovery for the resolution of the dispute; (ii) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award; and (iii) be authorized to award any or all remedies that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS arbitration fees in excess of the amount of court fees that would be required of you if the dispute were decided in a court of law.

11.5    Excluded Claims. This Arbitration section shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, claims brought pursuant to the California Private Attorneys General Act of 2004, as amended, the California Fair Employment and Housing Act, as amended, and the California Labor Code, as amended, to the extent such claims are not permitted by applicable law to be submitted to mandatory arbitration and such applicable law is not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”). In the event you intend to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be filed with a court, while any other claims will remain subject to mandatory arbitration.

11.6    Injunctive Relief and Final Orders. Nothing in this Section is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any final award in any arbitration proceeding hereunder may be entered as a judgment in the federal and state courts of any competent jurisdiction and enforced accordingly.

12.    General Provisions. This Agreement, together with the Proprietary Information and Inventions Assignment Agreement, constitutes the entire agreement between you and the Company with regard to this subject matter and is the complete, final, and exclusive embodiment of the parties’ agreement with regard to this subject matter. This Agreement is entered into without reliance on any promise or representation, written or oral, other than those expressly contained

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herein, and it supersedes any other such promises, warranties or representations and any prior agreement relating to the terms hereof, including but not limited to, that certain employment agreement between you and the Company dated February 4, 2020. It is entered into without reliance on any promise or representation other than those expressly contained herein, and it cannot be modified or amended except in a writing signed by a duly authorized officer of the Company. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the extent possible in keeping with the intent of the parties. Any waiver of any breach of any provisions of this Agreement must be in writing to be effective, and it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement. This Agreement is intended to bind and inure to the benefit of and be enforceable by you and the Company, and their respective successors, assigns, heirs, executors and administrators. The Company may freely assign this Agreement, without your prior written consent. You may not assign any of your duties hereunder and you may not assign any of your rights hereunder without the written consent of the Company. This Agreement shall become effective as of the Start Date and shall terminate upon your termination of employment with the Company. The obligations as forth under Sections 6, 7, 8, 9, 10, 11 and 12 will survive the termination of this Agreement. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of California.

This offer is subject to satisfactory proof of your identity and right to work in the United States and other applicable pre-employment screenings.

We look forward to having you join us. If you have any questions about this Agreement, please do not hesitate to call me.

Best regards,

DESIGN THERAPEUTICS, INC.

/s/ Rodney Lappe
Rodney Lappe, Ph.D.
Director

Accepted and agreed:

/s/ Pratik Shah
Pratik Shah, Ph.D.

Date: 3/1/2020

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Exhibit A

PROPRIETARY INFORMATION AND INVENTIONS ASSIGNMENT AGREEMENT

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